UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2004

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2004

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary and Chief Privacy Officer

To Our Shareholders

     Our results for the first quarter were very much in line with our expectations. Revenue from resort and travel operations was up significantly as Abercrombie & Kent was included for the first time, and had a strong first quarter, with growth in all its major destinations contributing. With the recent acquisition of 67% of Abercrombie & Kent, the world’s leading luxury adventure-travel company, Intrawest is now positioned to take a leadership position in the destination resort and adventure-travel industry. Abercrombie & Kent’s product offerings – high-end tailor-made adventure travel – fit perfectly with the lifestyles of Intrawest’s customers, and together we have significant leverage within the travel sector. As expected, revenue from real estate development decreased year over year as we experienced an unusually large number of closings in the first quarter of fiscal 2004.

Operating Results
(All dollar amounts are in US currency)

     Total revenue for the first quarter was $206.5 million compared with $276.6 million for the same period last year. We incurred a net loss of $6.7 million or $0.14 per share compared with net income of $0.9 million or $0.02 per share in 2003. Total Company EBITDA (earnings before interest, income taxes, non-controlling interest, depreciation and amortization) was $16.1 million compared with $25.5 million in the first quarter of 2003. The decline in revenue, net income and Total Company EBITDA was expected and due mainly to the timing of construction completions. The company delivered significantly more real estate units in the first quarter last year compared with the first quarter this year.

Further information on our operating results (including a reconciliation of Total Company EBITDA and other non-GAAP measures to the most comparable GAAP measures) is contained in Management’s Discussion and Analysis below.

Latest Company Developments

     Subsequent to the quarter’s end, we successfully refinanced a portion of our long-term debt through the redemption of $359.9 million of 10.5 per cent senior notes due February 1, 2010, and the sale of $225 million in 7.50 per cent senior notes due October 15, 2013 and Cdn$125 million in 6.875 per cent senior notes due October 15, 2009. This significantly strengthens our capital structure by reducing our average cost of debt and places us on a solid financial foundation to execute our business plan.

Dividends

     On November 8, 2004, the Board of Directors declared a dividend of Cdn.$0.08 per common share payable January 26, 2005 to shareholders of record on January 12, 2005.

Outlook

     The company closed out a successful fiscal 2004 year by meeting and exceeding the financial objectives set a year earlier and moving to a less capital-intensive business model with increased emphasis on management fee- and expertise-based businesses. The first quarter of fiscal 2005 saw management services revenue increase over 43 per cent versus the same period last year, primarily as a result of increased real estate development and sales services fees and higher property rental management fees. We will continue to build on this segment of our business. We look forward to the first season under the new Leisure and Travel Group organization. With a redefined business model focusing on increasing non-mountain resort income and becoming a clear leader in the destination resort and specialty travel industry, we will continue to build on recent successes and create value for our shareholders.

On behalf of the Board,

Joe S. Houssian	John E. Currie
Chairman, President	Chief Financial Officer
and Chief Executive Officer
NOVEMBER 8, 2004

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in our June 30, 2004 annual report. Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). We use several non-GAAP measures to assess our financial performance, such as EBITDA and free cash flow. Such measures do not have a standardized meaning prescribed by GAAP and they may not be comparable to similarly titled measures presented by other companies. We have provided reconciliations between any non-GAAP measures mentioned in this MD&A and our GAAP financial statements. These non-GAAP measures are referred to in this disclosure document because we believe they are indicative measures of a company’s performance and are generally used by investors to evaluate companies in the resort industry.

     Additional information relating to our company, including our annual information form, is on SEDAR at www.sedar.com. The date of this interim MD&A is November 8, 2004.

THREE MONTHS ENDED SEPTEMBER 30, 2004 (THE “2004 QUARTER”)
COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 2003 (THE “2003 QUARTER”)

We incurred a net loss of $6.7 million ($0.14 per diluted share) in the 2004 quarter compared with net income of $0.9 million in the 2003 quarter ($0.02 per diluted share). We normally incur a loss in our first fiscal quarter because of the seasonality of our businesses; however, we closed an unusually large number of real estate units in the 2003 quarter due to the timing of construction completion and this allowed us to generate net income. Total Company EBITDA decreased from $25.5 million to $16.1 million. Increases in EBITDA from resort and travel operations and management services were offset by lower operating profit from real estate due to the timing of real estate closings.

REVIEW OF RESORT AND TRAVEL OPERATIONS

Resort and travel operations revenue increased from $54.4 million in the 2003 quarter to $129.3 million in the 2004 quarter. On July 2, 2004, we acquired a 67% interest in Abercrombie & Kent (“A&K”), a worldwide luxury adventure-travel company, and we consolidated A&K’s results from the acquisition date. A&K generated revenue of $70.5 million, principally from sales of travel tours, in the 2004 quarter. The July to September quarter is typically A&K’s strongest due to heavy family travel during the school holidays.

     Excluding A&K, resort and travel operations revenue increased 8% to $58.8 million. Higher revenue primarily at Whistler (due to strong events business and continued growth in mountain bike park visits) and Sandestin (due mainly to a 6% increase in occupied room nights which resulted in higher food and beverage revenue) offset lower revenue primarily at Alpine Helicopters (due to reduced heli-hiking visits and lower revenue from forest fire-fighting activities). In addition, the impact of the higher Canadian dollar increased the reported amount of resort and travel operations revenue by $1.6 million in the 2004 quarter. The revenue increase at Sandestin would have been much larger, however the numerous hurricanes that hit the southern U.S. this summer (particularly hurricane Ivan, which passed through the resort) severely reduced business volumes in September. The physical damage to Sandestin from the hurricanes was not significant and we expect to recover a portion of repair costs as well as loss of business through insurance.

     The breakdown of resort and travel operations revenue by major business component was as follows:

	2004	2003	INCREASE
(MILLIONS)	QUARTER	QUARTER	(DECREASE)	CHANGE(%)
Mountain operations	$11.7	$11.7	$—	—
Retail and rental shops	10.6	9.9	0.7	7
Food and beverage	13.4	11.7	1.7	15
Ski school	1.1	0.8	0.3	38
Golf	11.4	11.7	(0.3)	(3)
Travel tours	66.3	—	66.3	n/a
Other	14.8	8.6	6.2	72

	$129.3	$54.4	$74.9	138

Resort and travel operations expenses increased from $50.9 million in the 2003 quarter to $122.2 million in the 2004 quarter, of which $62.2 million was due to the inclusion of A&K in our results. Excluding A&K, resort and travel operations expenses increased by 18% to $60.0 million due mainly to higher expenses at Sandestin in response to higher business volumes in July and August and positive booking indicators for September, increased general and administrative costs of the Leisure and Travel Group and accelerated timing of expensing these costs, and the impact on reported expenses of the higher Canadian dollar.

     Resort and travel operations EBITDA increased from $3.5 million in the 2003 quarter to $7.1 million in the 2004 quarter. The acquisition of A&K increased EBITDA by $8.2 million while the impact of the hurricanes at Sandestin and other factors reduced it by $4.7 million. As mentioned above, the July to September quarter is typically A&K’s strongest and EBITDA for the quarter is not indicative of EBITDA for the remaining three quarters.

REVIEW OF MANAGEMENT SERVICES

Management services revenue increased from $24.5 million in the 2003 quarter to $35.1 million in the 2004 quarter due mainly to higher sales fees earned by Playground, our real estate sales business, and increased development fees from Leisura. A strong resale market at Sandestin and higher sales fees from third-party developers enabled Playground to increase its sales fees by $5.3 million. Development fees from Leisura increased by $4.2 million as we had 13 Leisura projects under management in the 2004 quarter, up from four projects in the 2003 quarter. The balance of the increase in management services revenue in the 2004 quarter was derived mostly from property rental management fees due to a 5% increase in occupied room nights and a 7% increase in average daily rates across our resorts.

     Management services expenses increased from $21.9 million in the 2003 quarter to $29.4 million in the 2004 quarter due to the higher volume of activity. EBITDA from management services more than doubled from $2.6 million in the 2003 quarter to $5.7 million in the 2004 quarter.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from real estate development decreased from $193.3 million in the 2003 quarter to $39.6 million in the 2004 quarter. This decrease was expected, as we completed construction of only one small townhome project during the 2004 quarter. Revenue generated by Intrawest Placemaking (our resort development business) decreased from $180.9 million to $28.4 million while revenue generated by Intrawest Resort Club (our vacation ownership business) decreased from $12.4 million to $11.2 million.

     Intrawest Placemaking closed 42 units for $23.1 million in the 2004 quarter compared with 317 units for $132.1 million in the 2003 quarter. The timing of unit closings is tied to a significant degree to construction completion and two major projects at Sandestin and Lake Las Vegas completed construction in the 2003 quarter, allowing the closing of 229 units. Half of the revenue in the 2004 quarter was derived from three high-end townhome projects and this increased the average revenue per closed unit from $417,000 to $550,000. In addition to these unit closings, we sold one project to Leisura for $5.3 million in the 2004 quarter compared with four projects for $48.8 million in the 2003 quarter.

     The decline in revenue reduced the profit contribution from real estate development from $14.5 million in the 2003 quarter to $5.5 million in the 2004 quarter. The profit margin increased from 7.5% to 14.0% due to:

▪	The initial deferral of land profit on project sales to Leisura. This deferred profit is subsequently recognized (as a credit to real estate development expenses) on the same basis as Leisura recognizes its real estate revenue. The 2004 quarter included $3.8 million of deferred land profit while the 2003 quarter included none.

▪	The mix of resorts and project types. In the 2003 quarter a higher proportion of our closings were condo-hotel units, which generally have lower margins than townhomes or lots. In addition we closed comparatively more units at our less mature resorts and generally margins increase as a resort matures.

REVIEW OF CORPORATE OPERATIONS

Interest and other income decreased from $4.5 million in the 2003 quarter to $2.0 million in the 2004 quarter. In the 2003 quarter we collected $2.4 million for fuel spill remediation costs expended in prior years at Mammoth.

     Interest expense was $11.4 million in the 2004 quarter, up from $9.9 million in the 2003 quarter. Interest incurred was 7% lower in the 2004 quarter (due to lower average debt levels and lower interest rates), however 16% less interest was capitalized to real estate in the quarter. In addition, we consolidated $0.4 million of interest in connection with the acquisition of A&K.

     Corporate general and administrative expenses increased from $4.1 million in the 2003 quarter to $4.5 million in the 2004 quarter due mainly to higher legal, audit and corporate governance expenses and to expensing $0.2 million of stock-based compensation.

     Depreciation and amortization expense was $11.3 million in the 2004 quarter, up from $10.1 million in the 2003 quarter due mainly to the inclusion of $1.7 million of depreciation and amortization at A&K partially offset by lower depreciation of technology assets.

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2004 we set a target to generate at least $250 million of free cash flow, which we wanted to use primarily to repay debt. We exceeded this target, achieving $293 million of free cash flow. For fiscal 2005 we expect free cash flow will be much lower than fiscal 2004 due to the first year impact of Leisura.

     Our quarterly free cash flow tends to fluctuate, with negative free cash flow in the first fiscal quarter because of the seasonality of our businesses. We had negative free cash flow of $91.0 million in the 2004 quarter compared with negative free cash flow of $7.3 million in the 2003 quarter. As mentioned above, we closed an unusually large number of real estate units in the 2003 quarter, which allowed us to recover capital from our real estate business. Our free cash flow in the 2004 quarter is more representative of a normal first quarter – for example over the previous three years we had negative free cash flow of $131.9 million, $105.3 million and $126.1 million in the first quarter of fiscal 2003, 2002 and 2001, respectively.

	2004	2003
(MILLIONS)	QUARTER	QUARTER
Cash flow provided by (used in) operating activities	$(66.5)	$18.5
Expenditures on resort and travel operations assets	(17.4)	(15.4)
Expenditures on other assets	(5.2)	(3.8)
Investment in Leisura	(1.9)	(6.6)

Free cash flow	$(91.0)	$(7.3)

The following table identifies the major sources and uses of cash in the 2004 quarter and 2003 quarter. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by GAAP.

	2004	2003
(MILLIONS)	QUARTER	QUARTER	CHANGE
Funds from operations	$6.2	$12.9	$(6.7)
Net recovery of (investment in) real estate properties	(42.5)	25.2	(67.7)
Acquisitions, resort capex and other investments	(8.9)	(11.5)	2.6
Net cash flow from working capital	(30.2)	(19.7)	(10.5)

Net cash flow from operating and investing activities	(75.4)	6.9	(82.3)
Net financing inflows (outflows)	58.7	(44.5)	103.2

Decrease in cash	$(16.7)	$(37.6)	$20.9

The negative swings of $6.7 million in funds from operations and $67.7 million in real estate investment were mainly due to the lower number of real estate closings in the 2004 quarter, as described above. The timing of project sales to Leisura also increased our recovery of real estate properties in the 2003 quarter more than the 2004 quarter. One transaction that would significantly increase the recovery of properties in the future is the sale of our commercial real estate assets, which we announced in August 2004. This transaction, which is subject to a number of conditions, is expected to close by the end of December 2004, however there is no assurance that it will be completed within this time frame or at all.

     Acquisitions, resort capital expenditures (“capex”) and other investments used $8.9 million cash in the 2004 quarter compared with $11.5 million in the 2003 quarter.

▪	We paid $4.1 million to purchase our 67% interest in A&K. However A&K had cash balances of $19.8 million, which we acquired, for a net cash inflow of $15.7 million. We did not make any acquisitions in the 2003 quarter.

▪	We spent $17.4 million on resort and travel capex in the 2004 quarter, up from $15.4 million in the 2003 quarter. We expect to spend a total of approximately $70 million to $80 million on resort and travel capex during fiscal 2005, somewhat higher than the $69.3 million spent in fiscal 2004.

▪	We also spent $5.2 million on other assets (furniture, fixtures and equipment outside of our resorts, long-term financing costs and miscellaneous investments) in the 2004 quarter, up from $3.8 million in the 2003 quarter mainly due to costs related to the renewal of our senior credit facility.

▪	We made an investment of $1.9 million in Leisura in the 2004 quarter, being our equity for the one project that was purchased by Leisura in the quarter. In the 2003 quarter we invested $6.6 million in connection with four projects purchased by Leisura.

▪	We received proceeds from non-core asset sales, including our investment in Compagnie des Alpes, of $14.2 million during the 2003 quarter. Although we have identified other non-core assets for disposal, we had no non-core asset sales in the 2004 quarter.

     Working capital used $30.2 million of cash in the 2004 quarter, up from $19.7 million in the 2003 quarter. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue.

     In total, our operating and investing activities used $75.4 million of cash in the 2004 quarter, which we funded primarily by drawing on our credit facilities.

     We have a number of revolving credit facilities to meet our capital needs. Our main source of liquidity, our senior credit facility, was renewed during the 2004 quarter for a term of three years and its capacity was increased to $425 million. At September 30, 2004, we had drawn $134.2 million under this facility and we had also issued letters of credit for $71.4 million, leaving $219.4 million available to cover future liquidity requirements. Several of our resorts also have lines of credit in the range of $5 million to $10 million each to fund seasonal cash requirements. Financing for real estate construction is generally provided by one-off project-specific loans. We believe that these credit facilities, combined with cash on hand and internally generated cash flow, are sufficient to finance all our normal operating needs.

     In September 2004 we offered to purchase all of our $394.2 million 10.5% senior notes due February 1, 2010. Approximately 90% of the note holders agreed to tender their notes and in October 2004 we paid a total of $387.2 million, comprising the principal amount of notes tendered and the tender premium. The funds used to make this payment were provided by a new issue of $225 million 7.5% senior notes due October 15, 2013, Cdn$125 million 6.875% senior notes due October 15, 2009, our senior credit facility and cash on hand. We expect to redeem the remaining 10% of 10.5% senior notes in February 2005 by drawing on our senior credit facility.

ADDITIONAL INFORMATION
TOTAL COMPANY EBITDA

	2004	2003
(MILLIONS)	QUARTER	QUARTER
Cash flow provided by (used in) operating activities	$(66.5)	$18.5
Add (deduct):
Changes in non-cash operating assets and liabilities	72.6	(5.6)
Current income tax expense	(1.0)	0.1
Interest expense	11.4	9.9
Interest in real estate costs	2.2	9.0

	18.7	31.9
Interest and other income, net of non-cash items	(2.6)	(6.4)

Total Company EBITDA	$16.1	$25.5

RESORT AND TRAVEL OPERATIONS EBITDA

	2004	2003
(MILLIONS)	QUARTER	QUARTER
Resort and travel operations revenue	$129.3	$54.4
Resort and travel operations expenses	122.2	50.9

Resort and travel operations EBITDA	$7.1	$3.5

MANAGEMENT SERVICES EBITDA

	2004	2003
(MILLIONS)	QUARTER	QUARTER
Management services revenue	$35.1	$24.5
Management services expenses	29.4	21.9

Management services EBITDA	$5.7	$2.6

QUARTERLY FINANCIAL SUMMARY
(in millions, except per share amounts)

	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03	Q3-03	Q2-03
Total revenue	$206.5	$487.2	$437.9	$350.0	$276.6	$371.4	$404.9	$212.4
Income (loss) from continuing operations	(6.7)	2.6	56.2	0.2	0.9	(14.4)	56.8	3.4
Results of discontinued operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.6)
Net income (loss)	(6.7)	2.6	56.2	0.2	0.9	(14.4)	56.8	2.8
PER COMMON SHARE:
Income (loss) from continuing operations
Basic	(0.14)	0.05	1.18	0.01	0.02	(0.31)	1.20	0.07
Diluted	(0.14)	0.05	1.17	0.01	0.02	(0.30)	1.19	0.07
Net income (loss)
Basic	(0.14)	0.05	1.18	0.01	0.02	(0.31)	1.20	0.07
Diluted	(0.14)	0.05	1.17	0.01	0.02	(0.30)	1.19	0.07

OUTSTANDING SHARE DATA

As at November 8, 2004, we have issued and there are outstanding 47,934,494 common shares and stock options exercisable for 4,207,400 for common shares.

Consolidated Statements of Operations and Retained Earnings

For the three months ended September 30
(in thousands of United States dollars except per share amounts)(unaudited)

	2004	2003
RESORT AND TRAVEL OPERATIONS:
Revenue	$129,300	$54,351
Expenses	122,224	50,893

Resort and travel operations contribution	7,076	3,458

MANAGEMENT SERVICES:
Revenue	35,080	24,484
Expenses	29,370	21,867

Management services contribution	5,710	2,617

REAL ESTATE DEVELOPMENT:
Revenue	39,621	193,288
Expenses	34,550	178,745

	5,071	14,543
Income from equity accounted investments	460	—

Real estate development contribution	5,531	14,543

Income before undernoted items	18,317	20,618
Interest and other income	2,045	4,453
Interest expense	(11,372)	(9,894)
Corporate general and administrative expenses	(4,453)	(4,114)
Depreciation and amortization	(11,337)	(10,083)

Income (loss) before income taxes and non-controlling interest	(6,800)	980
Provision for income taxes	1,001	(147)
Non-controlling interest	(879)	105

Net income (loss) for the period	(6,678)	938
Retained earnings, beginning of period	318,883	264,640

Retained earnings, end of period	$312,205	$265,578

Income (loss) per common share:
Basic and diluted	$(0.14)	$0.02

Weighted average number of common shares outstanding (in thousands)
Basic	47,622	47,575
Diluted	47,622	47,732

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
(in thousands of United States dollars)

	SEPTEMBER 30, 2004	JUNE 30, 2004
	(UNAUDITED)	(AUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$93,148	$109,816
Amounts receivable	143,949	142,427
Other assets	138,879	94,105
Resort properties	454,142	412,343
Future income taxes	18,645	18,638

	848,763	777,329
Resort and travel operations	986,838	940,949
Resort properties	394,982	368,309
Amounts receivable	58,630	52,958
Investment in and advances to Leisura (note 8)	49,920	50,899
Other assets	72,476	65,306
Goodwill (note 3)	32,491	—

	$2,444,100	$2,255,750

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Amounts payable	$217,437	$209,037
Deferred revenue and deposits	166,455	87,649
Bank and other indebtedness	456,903	109,685

	840,795	406,371
Bank and other indebtedness	587,029	849,132
Deferred revenue and deposits	78,128	82,211
Future income taxes	84,496	87,461
Non-controlling interest in subsidiaries	43,422	43,266

	1,633,870	1,468,441
SHAREHOLDERS’ EQUITY:
Capital stock (note 4)	464,245	463,485
Retained earnings	312,205	318,883
Foreign currency translation adjustment	33,780	4,941

	810,230	787,309

	$2,444,100	$2,255,750

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the three months ended September 30
(in thousands of United States dollars)(unaudited)

	2004	2003
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net income (loss) for the period	$(6,678)	$938
Items not affecting cash:
Depreciation and amortization	11,337	10,083
Income from equity accounted investments	(460)	—
Amortization of financing costs	590	785
Stock-based compensation	210	—
Amortization of benefit plan	277	484
Non-controlling interest	879	(105)
Loss on asset disposals	—	676

Funds from operations	6,155	12,861
Recovery of costs through real estate sales	34,550	178,745
Acquisition and development of properties held for sale	(77,033)	(153,545)
Changes in long-term amounts receivable, net	(5,085)	2,316
Changes in non-cash operating working capital (note 7)	(25,088)	(21,927)

	(66,501)	18,450
FINANCING:
Bank and other borrowings, net	60,767	(42,920)
Issue of common shares for cash	274	218
Distributions to non-controlling interest	(2,315)	(1,800)

	58,726	(44,502)
INVESTMENTS:
Proceeds from (expenditures on):
Resort and travel operations assets	(17,422)	(15,393)
Investment in Leisura	(1,903)	(6,597)
Other assets	(5,245)	(3,764)
Cash acquired in acquisition, net of acquisition cost (note 3)	15,677	—
Asset disposals	—	14,222

	(8,893)	(11,532)

Decrease in cash and cash equivalents	(16,668)	(37,584)
Cash and cash equivalents, beginning of period	109,816	126,832

Cash and cash equivalents, end of period	$93,148	$89,248

(Supplemental information (note 7))
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(in thousands of United States dollars, unless otherwise indicated)

1 BASIS OF PRESENTATION:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2004. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in these interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

     The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2004.

     Certain comparative figures for 2003 have been reclassified to conform with the financial statement presentation adopted in the current year.

2 SEASONALITY OF OPERATIONS:

Resort and travel operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s resort and travel operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion of resort and travel operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.

     The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3 BUSINESS ACQUISITION:

On July 2, 2004, the Company acquired 67% of the issued and outstanding share capital of Abercrombie & Kent Group of Companies, S.A. (A&K). The Company acquired the shares at a cost, including costs of acquisition, of $4,050,000 and advanced $5,500,000 to A&K.

     The acquisition has been accounted for using the purchase method. The consideration has been allocated to identifiable assets acquired based on their estimated fair values with the excess consideration recorded to goodwill as follows:

Cash	$19,727
Property and equipment	17,480
Long-term receivables	587
Intangible assets	2,000
Net current liabilities	(49,767)
Bank and other indebtedness	(18,652)
Long-term liabilities	(834)
Non-controlling interest	(499)
Goodwill	34,008

Total consideration	$4,050

Included in goodwill at the date of acquisition is $9,179,000 which relates to the non-controlling interest’s share of the pre-acquisition deficit of A&K. This amount will be drawn down each period by the amount of the non-controlling interest’s share of earnings until the balance is eliminated. Goodwill has been reduced by $1,517,000 to $32,491,000 for the non-controlling interest’s share of earnings for the three months ended September 30, 2004.

4 CAPITAL STOCK:

	SEPTEMBER 30, 2004	JUNE 30, 2004
	(UNAUDITED)	(AUDITED)
Common shares	$461,085	$460,534
Contributed surplus	3,160	2,951

	$464,245	$463,485

(i) COMMON SHARES:

	NUMBER OF	2004
	COMMON SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)
Balance, June 30, 2004	47,604,562	$460,534
Issued for cash under stock option plan	25,000	274
Amortization of benefit plan, net	—	277

Balance, September 30, 2004	47,629,562	$461,085

In addition to the stock options exercised during the three months ended September 30, 2004, 386,500 stock options were granted and 3,000 were forfeited. A total of 4,220,150 stock options remain outstanding as at September 30, 2004.

(ii) STOCK COMPENSATION:

Effective July 1, 2003, the Company adopted, on a prospective basis, the fair value measurement of stock-based compensation. Under the fair value method compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. The fair value of options issued in the three months ended September 30, 2004 amounted to $2,390,000 and is being amortized as an expense over the vesting period of five years. The total stock compensation expense for the three months ended September 30, 2004 was $209,000 (2003 — nil).

     Had compensation expense for stock options granted between July 1, 2001 and June 30, 2003 been determined by a fair value method, the Company’s net income would have been reduced to the pro forma amount indicated below:

	2004	2003
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)
Net income (loss), as reported	$(6,678)	$938
Estimated fair value of option grants	(617)	(582)

Net income (loss), pro forma	$(7,295)	$356

PRO FORMA INCOME PER COMMON SHARE:
Basic and diluted	$(0.15)	$0.01

The estimated fair value of option grants excludes the effect of those granted before July 1, 2001. The fair value of options granted during the three months ended September 30, 2004 was $6.19 per option on the grant date on a weighted average basis.

     Fair value determinations have been calculated using the Black-Scholes model and the following assumptions:

	2004	2003
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)
Dividend yield (%)	0.9	0.9
Risk-free interest rate (%)	3.38	3.38
Expected option life (years)	7	7
Expected volatility (%)	33	35

5 EARNINGS PER SHARE:

Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

     The numerator for basic and diluted EPS was the same for both periods presented. The reconciliation of the denominators used is as follows:

	2004	2003
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)
Denominator (in thousands of shares):
Weighted average number of common shares outstanding — basic	47,622	47,575
Effect of dilutive options	—	11
Effect of shares purchased for benefit plan	—	146

Weighted average number of common shares outstanding — diluted	47,622	47,732

The computation of diluted EPS for the three months ended September 30, 2004 and 2003 excludes the effect of the assumed exercise of options to purchase 4,220,150 and 4,005,300 common shares, respectively, because the effect would be anti-dilutive.

6 SEGMENTED INFORMATION:

The following table presents the Company’s results from continuing operations by reportable segment:

THREE MONTHS ENDED	MOUNTAIN	NON-	REAL
SEPTEMBER 30, 2004 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL
SEGMENT REVENUE:
Resort and travel operations	$43,517	$85,783	$—	$—	$129,300
Management services	12,227	7,299	15,554	—	35,080
Real estate development	—	—	40,081	—	40,081
Corporate and all other	—	—	—	2,045	2,045

	$55,744	$93,082	$55,635	$2,045	$206,506

SEGMENT OPERATING PROFIT:
Resort and travel operations	$431	$6,645	$—	$—	$7,076
Management services	(3,270)	2,844	6,136	—	5,710
Real estate development	—	—	5,531	—	5,531
Corporate and all other	—	—	—	2,045	2,045

	$(2,839)	$9,489	$11,667	$2,045	20,362

LESS:
Interest					(11,372)
Corporate general and administrative					(4,453)
Depreciation and amortization					(11,337)

Loss before income taxes and non-controlling interest					$(6,800)

THREE MONTHS ENDED	MOUNTAIN	NON-	REAL
SEPTEMBER 30, 2003 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL
SEGMENT REVENUE:
Resort and travel operations	$40,109	$14,242	$—	$—	$54,351
Management services	12,714	6,556	5,214	—	24,484
Real estate development	—	—	193,288	—	193,288
Corporate and all other	—	—	—	4,453	4,453

	$52,823	$20,798	$198,502	$4,453	$276,576

SEGMENT OPERATING PROFIT:
Resort and travel operations	$3,220	$238	$—	$—	$3,458
Management services	(4,326)	3,891	3,052	—	2,617
Real estate development	—	—	14,543	—	14,543
Corporate and all other	—	—	—	4,453	4,453

	$(1,106)	$4,129	$17,595	$4,453	25,071

LESS:
Interest					(9,894)
Corporate general and administrative					(4,114)
Depreciation and amortization					(10,083)

Income before income taxes and non-controlling interest					$980

7 CASH FLOW INFORMATION:

	2004	2003
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)
CASH PROVIDED BY (USED IN):
Amounts receivable	$25,203	$4,777
Other assets	(48,798)	(12,812)
Amounts payable	(26,458)	(20,525)
Deferred revenue	24,965	7,418

	$(25,088)	$(21,142)

SUPPLEMENTAL INFORMATION:
Interest paid	$27,749	$18,896
Income, franchise and withholding taxes paid	3,643	1,039
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Notes received on sale of properties to Leisura	392	6,711
Bank and other indebtedness incur red on acquisition	18,652	—

8 RELATED PARTY TRANSACTIONS:

The Company sells certain real estate projects to partnerships in which it exercises significant influence (collectively, the “Leisura Partnerships”). Total proceeds on the sales consist of cash, the assumption of certain project-related working capital accounts, and notes receivable. Profit on the sales of the projects is deferred and recognized as revenue on the sales of the projects is realized by the Leisura Partnerships. During the three months ended September 30, 2004, the Company sold one real estate project to the Leisura Partnerships for proceeds of $5,293,000 (2003 — $48,812,000).

     At September 30, 2004, deferred revenue includes $25,750,000 (2003 — $5,835,000) relating to the sale of projects to the Leisura Partnerships and amounts receivable includes $13,390,000 (2003 — $6,711,000) due from the Leisura Partnerships. Interest income related to the notes receivable and working capital loans of $303,000 has been included in interest and other income for the three months ended September 30, 2004 (2003 — $88,000).

     Development and sales management fees earned during the three months ended September 30, 2004 totaled $5,132,000 (2003 — nil) and have been included in management services revenue.

	SEPTEMBER 30, 2004	JUNE 30, 2004
INVESTMENT IN AND ADVANCES TO LEISURA	(UNAUDITED)	(AUDITED)
Equity contributions	$34,839	$33,450
Leisura formation costs	3,863	3,810
Notes receivable	9,075	11,956
Equity income, cumulative (net of amortization of formation costs)	2,143	1,683

	$49,920	$50,899